Exhibit (a)(5)(J)

ENDO INDEVUS MERGER COMMUNICATION

HUMAN RESOURCES TRANSITION ISSUES

Q.	When do you expect the merger to be finalized?

A.	Endo is making a tender offer to acquire all of the outstanding shares of Indevus directly from Indevus’ current shareholders. The tender period commenced on January 7, and will last for at least 45 days (or at least until 5 PM (ET) on February 20, 2009). The tender offer will only be successful if it is accepted by holders of a majority of Indevus shares and if the acquisition by Endo receives approval from U.S. antitrust regulators. After the tender offer is successfully completed, Indevus will merge with a subsidiary of Endo, and the combined company will be a wholly owned subsidiary of Endo.

Q.	How will merger integration decisions be made?

A.	To manage the merger, an integration process has been established that is led by a steering committee comprised of leaders from both Endo and Indevus. Functional integration teams will be established immediately to identify key issues and develop merger objectives and plans. Each team will identify key milestones and deliverables. The teams will meet on a regular basis over the next several weeks. In February, the integration teams will present their plans to the steering committee, at which time critical decisions regarding business priorities and organizational requirements will be made.

Q.	When will specific decisions be made about position eliminations at Indevus? What is the future of the Indevus Lexington site?

A.	The transition teams will be working diligently up to the closing date to determine the organization and talent needs of the combined organization. As Dave Holveck indicated during his presentation at Indevus, no specific decisions regarding the Indevus Lexington operations have been made as Endo is considering a variety of options going forward. Within 30 days after the closing of the merger, employees will be notified related to the status of their existing position and ongoing opportunities with Endo. Excluding Indevus’ executive officer positions, which will be handled separately, no Indevus positions will be eliminated before April 3, 2009.

Q.	Will Indevus employees have opportunities to apply for open positions within Endo?

A.	The initial focus of the merger process will be to define the combined company key business priorities and related organization and talent requirements. Remember that Indevus brings new capabilities to Endo in R&D, manufacturing and technology, and sales and marketing. Thus, significant parts of the Indevus organization will augment Endo’s current capabilities. Further, Endo is a growth company. There are a number of current and projected open positions. Indevus employees will be considered for positions with Endo. Endo is committed to keeping Indevus employees apprised of open positions as we go through the merger.

Q.	If a decision is reached that there is no need for my job, will I be eligible to receive severance and benefits continuation?

A.	Endo has developed a generous severance program for the merger. An employee who loses his or her job as a result of the elimination of their position will be eligible for severance benefits. The severance program benefits vary dependent upon position. Continuation of health care coverage is part of the severance program. Further information regarding the program is available through Indevus management.

Q.	Will any Indevus functions or positions be integrated into Endo’s existing business? Will these be relocated to Pennsylvania or eliminated?

A.	At this point, no plans have been developed to merge or consolidate any of Indevus’ operations or functions into Endo. Both companies view this merger as a catalyst to growth. As indicated

during the employee meeting presentation, the Indevus sales force will remain intact and Cranbury operations will continue. As we go through the merger process, however, there may be certain functions or positions that are impacted. Ultimately, we will look for opportunities to leverage the strengths of the companies in accelerating our business plan while gaining operating efficiencies.

Q.	The press release referenced $40 million of cost savings. Can you talk more about what that means?

A.	Specific cost savings will be determined during the integration process. The current businesses of Endo and Indevus will be evaluated to determine the optimum operating model, business priorities (including portfolio decisions), organization structure and resource requirements for the combined company.

Q.	Will the Indevus sales representatives be required to complete employment screening or background check before transitioning to Endo?

A.	As stated earlier, Endo intends to keep the Indevus sales force intact. Sales representatives in good standing will not be required to complete any employment screening.

Q.	What will happen to Indevus employee stock options and Stock Purchase Plan shares upon the completion of the merger?

A.

Indevus employees should refer to their Indevus plan documents. Further, Indevus’ human resources department will be sending out separate communications by January 13th outlining how these programs will be handled.

Q.	Do you expect any changes to be made to Indevus employee base salary or bonus compensation?

A.	Endo believes strongly in competitive market-based compensation with an emphasis on rewarding high performance. Endo will maintain the current Indevus base pay level as of the date of closing. Indevus employees will continue to participate in their respective 2009 bonus incentive plans.

Q.	Do you expect any changes to our employee benefit plans?

A.	After the merger closes, most Indevus employee benefits will remain unchanged. The Indevus medical plan will remain unchanged for 2009. The human resources transition team is determining how to migrate Indevus employees to the Endo 401k plan. By 2010, all Endo and Indevus employees will be covered under the same employee benefit plans.

Q.	Do you expect changes to the Indevus vacation and paid time off benefits? Will my accrued vacation hours from Indevus carryover to Endo?

A.	After the merger, Indevus employee carryover vacation accrual will be honored. For 2009, Endo will retain the Indevus’ vacation, personal and floating holiday accrual rates and policies for Indevus employees. As part of the integration of human resources policies, the HR integration team will be reviewing the vacation and paid time off policies. The team will provide a recommendation to the merger steering committee prior to closing. Any prospective changes will be communicated after the merger closing.

Q.	Will Endo treat Indevus employees as new hires or honor service earned at Indevus?

A.	Indevus service will be credited for employee benefits and personnel policies. Accrual of employees benefit rights will be based upon the original hire date of Indevus employees.

Additional Information and Where to Find It

This communication is provided for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any shares of Indevus common stock. The solicitation and the offer to purchase shares of Indevus common stock is being made pursuant to a tender offer statement on Schedule TO (including an offer to purchase, a letter of transmittal and related materials) that Endo and BTB Purchaser Inc. filed with the SEC on January 7, 2009. Indevus also filed a solicitation/recommendation statement on Schedule 14D-9 with the SEC with respect to the tender offer on January 7, 2009. Investors and Indevus stockholders are urged to read both the tender offer statement (and related materials), as it may be amended from time to time, and the solicitation/recommendation statement, as it may be amended from time to time, because they contain important information. Investors and security holders may obtain a free copy of these statements and other documents filed by Endo, BTB Purchaser Inc., Indevus and their affiliates with the SEC at the website maintained by the SEC at www.sec.gov.

In addition, the tender offer statement and related materials may be obtained for free at Endo’s website at www.endo.com or by directing such requests to Endo (Investor Relations) at (610) 459-7158, IR@endo.com, or by calling MacKenzie Partners, the information agent for the offer toll-free at (800) 322-2885. The solicitation/recommendation statement and such other documents may be obtained by directing such requests to Indevus (Investor Relations) at (781) 402-340, RDeCarlo@indevus.com.